UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

(Amendment No. 4)

Under the Securities Exchange Act of 1934

OSL HOLDINGS INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

67105N201

(CUSIP Number)

Eric Kotch

258 Washington Avenue

Tappan, NY 10983

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 5, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Eric Kotch

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization
United States

	7.	Sole Voting Power
Number of Shares Beneficially Owned By Each Reporting Person With		3,723

	8.	Shared Voting Power
24,186,454

	9.	Sole Dispositive Power
3,723

	10.	Shared Dispositive Power
24,186,454

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
24,187,177

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
3.8%

14.	Type of Reporting Person (See Instructions)
IN

Item 1. Security and Issuer.

This amendment to Schedule 13D relates to the common stock, $0.001 par value (“Common Stock”), of OSL HOLDINGS INC., a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 1669 Edgewood Road, Suite 214, Yardley, PA 19067.

Item 2. Identity and Background.

(a)	This statement is filed by and on behalf of Eric Kotch.

(b)	Mr. Kotch’s principal business address is 258 Washington Avenue, Tappan, NY 10983.

(c)	Mr. Kotch’s principal business is personal investing.

(d)	During the last five years, Mr. Kotch has not been convicted in a criminal proceeding.

(e)	During the last five years, Mr. Kotch has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Kotch is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

This amendment to Schedule 13D does not report the acquisition of any shares. The source and amount of funds relating to prior acquisitions were reported on the Reporting Person’s previously filed Schedule 13D and amendments thereto.

Item 4. Purpose of Transaction.

This amendment to Schedule 13D does not report the acquisition of any shares. Mr. Kotch holds the Issuer’s securities for investment purposes. Mr. Kotch intends to participate in and influence the affairs of the Issuer only with respect to its voting rights associated with its shares of common stock. Mr. Kotch does not have any present plans or proposals that relate to or would result in the occurrence of any of the events or matters described in Item 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	Mr. Kotch beneficially owns 24,187,177 shares of Common Stock of the Issuer, representing approximately 3.8% of the Issuer’s outstanding Common Stock. Mr. Kotch owns 3,723 of such shares directly. ARMK, LLC, which is owned 80% by Mr. Kotch’s spouse and 20% by Mr. Kotch, owns 24,186,454 of these shares.

(b)	The information set forth in Item 5(a) of this Schedule 13D is incorporated herein by reference. Mr. Kotch has sole voting power and sole dispositive power over 3,723 shares of Common Stock, and has shared voting and dispositive power over 24,186,454 shares of Common Stock.

(c)	The Reporting Person did not sell any shares of the Issuer’s Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Kotch (i) holds no options to purchase shares of Common Stock, (ii) has no interest in any other securities of the Issuer, and (iii) is not a party to an agreement in which it shall receive additional securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2015

/s/ Eric Kotch
Eric Kotch